SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                ----------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT
                                TO RULE 13D-2(a)

                                (Amendment No. 2)


                               InfoNow Corporation
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)


                                   456664309
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                                 (CUSIP Number)

                               Michael W. Johnson
                             c/o InfoNow Corporation
                        1875 Lawrence Street, Suite 1100
                                Denver, CO 80202
                                 (303) 293-0212
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                November 8, 2004*
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             (Date of Event Which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

     *See Explanatory Note on page 3.










                         (Continued on following pages)
                              (Page 1 of 12 Pages)

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CUSIP No. 456664309                   13D                     Page 2 of 12 Pages
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1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

          Michael W. Johnson

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                         (a) |_|
                                                                         (b) |_|

3    SEC USE ONLY


4    SOURCE OF FUNDS (See Instructions)
          PF, OO

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                                      |_|

6    CITIZENSHIP OR PLACE OF ORGANIZATION
          United States of America

                             7    SOLE VOTING POWER
                                  1,491,946 shares
         NUMBER OF
          SHARES             8    SHARED VOTING POWER
       BENEFICIALLY               230,769 shares
         OWNED BY
           EACH              9    SOLE DISPOSITIVE POWER
         REPORTING                1,491,946 shares
          PERSON
           WITH              10   SHARED DISPOSITIVE POWER
                                  230,769 shares

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                1,722,715

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
                                                                             |_|

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                15.2%

14   TYPE OF REPORTING PERSON (See Instructions)
                IN

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CUSIP No. 456664309                   13D                     Page 3 of 12 Pages
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EXPLANATORY NOTE

     This Amendment No. 2 to Schedule 13D ("Amendment No. 2") amends and supplements the Schedule 13D filed by Michael W. Johnson (the "Reporting Person") with the Securities and Exchange Commission (the "SEC") on September 12, 2003, as amended by Amendment No. 1 to Schedule 13D filed by the Reporting Person with the SEC on April 14, 2004 (as amended, the "Schedule 13D"), relating to the common stock, par value $0.001 per share (the "Common Stock"), of InfoNow Corporation ("InfoNow"). This Amendment No. 2 is being filed to reflect (i) the expiration of an option to purchase 430,000 shares of Common Stock that was granted to the Reporting Person pursuant to the Non-Statutory Stock Option Agreement dated November 8, 1999, between InfoNow and the Reporting Person under the InfoNow 1999 Stock Option Plan as restated and subsequently amended and (ii) the vesting of another option to purchase shares of Common Stock granted to the Reporting Person on December 19, 2003. Capitalized terms used but not otherwise defined herein shall have the respective meanings set forth in the Schedule 13D. Pursuant to Rule 12b-15 promulgated under the Exchange Act, each item of
Schedule 13D affected by the expiration and vesting of the options is amended and restated in its entirety as set forth below.

Item 3. Source and Amount of Funds or Other Consideration.

     The Reporting Person has acquired beneficial ownership of 1,722,715 shares of Common Stock as follows:

     (a) 28,623 shares were purchased by the Reporting Person on November 27, 2002 with personal funds for an aggregate purchase price of $20,036.10;

     (b) 82,667 shares were purchased by the Reporting Person on September 13, 1996 with personal funds for an aggregate purchase price of $93,000;

     (c) 230,769 shares were purchased by the Reporting Person on December 1, 1995 with personal funds for an aggregate purchase price of $300,000;

     (d) a warrant to acquire 8,500 shares was granted to the Reporting Person pursuant to a resolution by the InfoNow Board of Directors on October 31, 1995, which warrant became exercisable for the underlying shares on October 10, 1998 and continues to be exercisable for the underlying shares within 60 days of the date hereof;

     (e) an option to acquire 8,500 shares was granted to the Reporting Person pursuant to the Incentive Stock Option Agreement dated May 22, 1997 between InfoNow and the Reporting Person under the InfoNow 1990 Stock Option Plan, amended and restated as of January 23, 1998 (the "1990 Plan"), which option became exercisable for the underlying shares on May 22, 1999 and continues to be exercisable for the underlying shares within 60 days of the date hereof;

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CUSIP No. 456664309                   13D                     Page 4 of 12 Pages
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     (f) an option to acquire 573,993 shares was granted to the Reporting Person pursuant to the Stock Option Agreement dated October 23, 1997 between InfoNow and the Reporting Person under the 1990 Plan, which option became exercisable for the underlying shares on April 23, 1998 and continues to be exercisable for the underlying shares within 60 days of the date hereof;

     (g) an option to acquire 4,012 shares was granted to the Reporting Person pursuant to the Non-Incentive Stock Option Agreement dated April 9, 1998 between InfoNow and the Reporting Person under the 1990 Plan, which option became exercisable for the underlying shares on April 9, 1998 and continues to be exercisable for the underlying shares within 60 days of the date hereof;

     (h) an option to acquire 29,373 shares was granted to the Reporting Person pursuant to the Non-Incentive Stock Option Agreement dated May 22, 1998 between InfoNow and the Reporting Person under the 1990 Plan, which option became exercisable for the underlying shares on May 22, 1998 and continues to be exercisable for the underlying shares within 60 days of the date hereof;

     (i) an option to acquire 73,389 shares was granted to the Reporting Person pursuant to the Non-Incentive Stock Option Agreement dated June 5, 1998 between InfoNow and the Reporting Person under the 1990 Plan, which option became exercisable for the underlying shares on June 5, 1998 and continues to be exercisable for the underlying shares within 60 days of the date hereof;

     (j) an option to acquire 1,070 shares was granted to the Reporting Person pursuant to the Non-Incentive Stock Option Agreement dated February 26, 1999 between InfoNow and the Reporting Person under the 1990 Plan, which option became exercisable for the underlying shares on February 26, 1999 and continues to be exercisable for the underlying shares within 60 days of the date hereof;

     (k) an option to acquire 1,819 shares was granted to the Reporting Person pursuant to the Non-Incentive Stock Option Agreement dated March 17, 1999 between InfoNow and the Reporting Person under the 1990 Plan, which option became exercisable for the underlying shares on March 17, 1999 and continues to be exercisable for the underlying shares within 60 days of the date hereof;

     (l) an option to acquire 200,000 shares was granted to the Reporting Person pursuant to the Non-Statutory Stock Option Agreement dated February 26, 2002 between InfoNow and the Reporting Person under the InfoNow 1999 Stock Option Plan, as restated and subsequently amended (the "1999 Plan"), which option is fully vested and continues to be exercisable for the underlying shares within 60 days of the date hereof;

     (m) an option to acquire 90,000 shares was granted to the Reporting Person pursuant to the Non-Statutory Stock Option Agreement dated July 26, 2002 between InfoNow and the Reporting Person under the 1999 Plan, which option became exercisable for the underlying shares on July 26, 2002 and continues to be exercisable for the underlying shares within 60 days of the date hereof;

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CUSIP No. 456664309                   13D                     Page 5 of 12 Pages
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     (n) an option to acquire 30,000 shares was granted to the Reporting Person pursuant to the Non-Statutory Stock Option Agreement dated January 24, 2003 between InfoNow and the Reporting Person under the 1999 Plan, which option is fully vested and continues to be exercisable for the underlying shares within 60 days of the date hereof;

     (o) an option to acquire 10,000 shares was granted to the Reporting Person pursuant to a resolution by the InfoNow Board of Directors on January 31, 1996, which option is fully vested and continues to be exercisable for the underlying shares within 60 days of the date hereof;

     (p) an option to acquire 12,500 shares was granted to the Reporting Person pursuant to an Incentive Stock Option Agreement dated September 5, 2003 between InfoNow and the Reporting Person under the 1999 Plan, which option is fully vested and continues to be exercisable for the underlying shares within 60 days of the date hereof; and

     (q) an option to acquire 337,500 shares was granted to the Reporting Person pursuant to an Incentive Stock Option Agreement dated December 19, 2003 between InfoNow and the Reporting Person under the 1999 Plan, which option is fully vested and continues to be exercisable for the underlying shares within 60 days of the date hereof.

Item 5. Interest in Securities of the Issuer.

     (a) The Reporting Person beneficially owns 1,722,715 shares of Common Stock. Of the Common Stock beneficially owned by the Reporting Person, 342,059 shares represent the number of shares that the Reporting Person currently holds and 1,380,656 shares represent shares of Common Stock that the Reporting Person has the right to acquire by the exercise of outstanding employee stock options and a warrant. Based on the number of shares of Common Stock issued and outstanding as reported in the most recently available periodic report filed with the Commission by InfoNow, the beneficial ownership of the Reporting Person equals approximately 15.2% of the outstanding Common Stock of InfoNow.

     (b) The Reporting Person has sole power to vote and dispose of 1,491,946 shares indicated as being beneficially owned by the Reporting Person in Item 5(a). The Reporting Person shares with his wife, Lisa Johnson, the power to vote and dispose of 230,769 of the shares indicated as being beneficially owned by the Reporting Person in Item 5(a). Lisa

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CUSIP No. 456664309                   13D                     Page 6 of 12 Pages
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          Johnson is a Financial Administrator for Family Office Services, LLC,
          located at 987 Lost Angel Road, Boulder, CO 80320. During the last five years, she has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, she has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to Federal or State securities laws or finding any violation with respect to such laws. Mrs. Johnson is a citizen of the United States of America.

     (c)  Not applicable

     (d)  Not applicable.

     (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     Pursuant to the Purchase and Sale Agreement dated November 19, 2002 between Putnam Emerging Information Sciences Trust, Putnam OTC and Emerging Growth Fund and the Reporting Person, the Reporting Person acquired 28,623 shares of Common Stock for the aggregate purchase price of $20,036.10.

     Pursuant to the Subscription Agreement dated September 13, 1996 between InfoNow and the Reporting Person, the Reporting Person acquired 82,667 shares of Common Stock for the aggregate purchase price of $93,000.

     Pursuant to the Assignment and Stock Option Agreement dated November 30, 1995 between Therese K. Cohen, the Reporting Person and InfoNow, the Reporting Person acquired a Secured Convertible Promissory Note dated May 22, 1995 issued by InfoNow in the amount of $300,000, which Note was converted by the Reporting Person into 230,769 shares of Common Stock on December 1, 1995.

     Pursuant to the Incentive Stock Option Agreement dated May 22, 1997 between InfoNow and the Reporting Person, the Reporting Person received from InfoNow an option to purchase 8,500 shares of Common Stock under the 1990 Plan.

     Pursuant to the Stock Option Agreement dated October 23, 1997 between InfoNow and the Reporting Person, the Reporting Person received from InfoNow an option to purchase 573,993 shares of Common Stock under the 1990 Plan.

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CUSIP No. 456664309                   13D                     Page 7 of 12 Pages
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     Pursuant to the Non-Incentive Stock Option Agreement dated April 9, 1998 between InfoNow and the Reporting Person, the Reporting Person received from InfoNow an option to purchase 4,012 shares of Common Stock under the 1990 Plan.

     Pursuant to the Non-Incentive Stock Option Agreement dated May 22, 1998 between InfoNow and the Reporting Person, the Reporting Person received from InfoNow an option to purchase 29,373 shares of Common Stock under the 1990 Plan.

     Pursuant to the Non-Incentive Stock Option Agreement dated June 5, 1998 between InfoNow and the Reporting Person, the Reporting Person received from InfoNow an option to purchase 73,389 shares of Common Stock under the 1990 Plan.

     Pursuant to the Non-Incentive Stock Option Agreement dated February 26, 1999 between InfoNow and the Reporting Person, the Reporting Person received from InfoNow an option to purchase 1,070 shares of Common Stock under the 1990 Plan.

     Pursuant to the Non-Incentive Stock Option Agreement dated March 17, 1999 between InfoNow and the Reporting Person, the Reporting Person received from InfoNow an option to purchase 1,819 shares of Common Stock under the 1990 Plan.

     Pursuant to the Non-Statutory Stock Option Agreement dated February 26, 2002 between InfoNow and the Reporting Person, the Reporting Person received from InfoNow an option to purchase 200,000 shares of Common Stock under the 1999 Plan.

     Pursuant to the Non-Statutory Stock Option Agreement dated July 26, 2002 between InfoNow and the Reporting Person, the Reporting Person received from InfoNow an option to purchase 90,000 shares of Common Stock under the 1999 Plan.

     Pursuant to the Non-Statutory Stock Option Agreement dated January 24, 2003 between InfoNow and the Reporting Person, the Reporting Person received from InfoNow an option to purchase 30,000 shares of Common Stock under the 1999 Plan.

     Pursuant to the Incentive Stock Option Agreement dated September 5, 2003 the Reporting Person received from InfoNow an option to purchase 12,500 shares of Common Stock under the 1999 Plan.

     Pursuant to the Incentive Stock Option Agreement dated December 19, 2003 the Reporting Person received from InfoNow an option to purchase 337,500 shares of Common Stock under the 1999 Plan.

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CUSIP No. 456664309                   13D                     Page 8 of 12 Pages
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     The Reporting Person has entered into a Stock Trading Plan effective
January 1, 2004 with respect to the Common Stock of InfoNow as described in Item 4 of the Schedule 13D.

Item 7. Material to be Filed as Exhibits.

Exhibit 1* Purchase and Sale Agreement dated November 19, 2002 between Putnam Emerging Information Sciences Trust, Putnam OTC and Emerging Growth Fund and Michael W. Johnson

Exhibit 2* Subscription Agreement dated September 13, 1996 between InfoNow and Michael W. Johnson

Exhibit 3* Assignment and Stock Option Agreement dated November 30, 1995 between Therese K. Cohen, Michael W. Johnson and InfoNow

Exhibit 4* Incentive Stock Option Agreement dated May 22, 1997 between InfoNow and Michael W. Johnson

Exhibit 5* Stock Option Agreement dated October 23, 1997 between InfoNow and Michael W. Johnson

Exhibit 6* Non-Incentive Stock Option Agreement dated April 9, 1998 between InfoNow and Michael W. Johnson

Exhibit 7* Non-Incentive Stock Option Agreement dated May 22, 1998 between InfoNow and Michael W. Johnson

Exhibit 8* Non-Incentive Stock Option Agreement dated June 5, 1998 between InfoNow and Michael W. Johnson

Exhibit 9* Non-Incentive Stock Option Agreement dated February 26, 1999 between InfoNow and Michael W. Johnson

Exhibit 10* Non-Incentive Stock Option Agreement dated March 17, 1999 between InfoNow and Michael W. Johnson

Exhibit 11* Non-Statutory Stock Option Agreement dated February 26, 2002 between InfoNow and Michael W. Johnson

Exhibit 12* Non-Statutory Stock Option Agreement dated July 26, 2002 between InfoNow and Michael W. Johnson

Exhibit 13* Non-Statutory Stock Option Agreement dated January 24, 2003 between InfoNow and Michael W. Johnson

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CUSIP No. 456664309                   13D                     Page 9 of 12 Pages
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Exhibit 14     InfoNow 1999 Stock Option Plan, as restated and subsequently amended through the date hereof (1)

Exhibit 15 InfoNow 1990 Stock Option Plan amended and restated January 23, 1998 (2)

Exhibit 16* Incentive Stock Option Agreement dated September 5, 2003 between InfoNow and Michael W. Johnson

Exhibit 17* Incentive Stock Option Agreement dated December 19, 2003 between InfoNow and Michael W. Johnson

Exhibit 18* Stock Trading Plan effective January 1, 2004 between Credit Suisse First Boston and Michael W. Johnson


               *    Previously filed.

               (1) Incorporated by reference to Appendices A and C to InfoNow's preliminary proxy statement filed with the Securities and Exchange Commission on Schedule 14A on March 7, 2003.

               (2) Incorporated by reference to InfoNow's Form S-8 Registration Statement (File No. 333-84271) filed with the Securities and Exchange Commission on August 2, 1999.


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CUSIP No. 456664309                   13D                    Page 10 of 12 Pages
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                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: January 7, 2005



                                             /s/ Michael W. Johnson
                                             -----------------------------------
                                             Name:  Michael W. Johnson


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CUSIP No. 456664309                   13D                    Page 11 of 12 Pages
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                                  EXHIBIT INDEX

Exhibit 1* Purchase and Sale Agreement dated November 19, 2002 between Putnam Emerging Information Sciences Trust, Putnam OTC and Emerging Growth Fund and Michael W. Johnson

Exhibit 2* Subscription Agreement dated September 13, 1996 between InfoNow and Michael W. Johnson

Exhibit 3* Assignment and Stock Option Agreement dated November 30, 1995 between Therese K. Cohen, Michael W. Johnson and InfoNow

Exhibit 4* Incentive Stock Option Agreement dated May 22, 1997 between InfoNow and Michael W. Johnson

Exhibit 5* Stock Option Agreement dated October 23, 1997 between InfoNow and Michael W. Johnson

Exhibit 6* Non-Incentive Stock Option Agreement dated April 9, 1998 between InfoNow and Michael W. Johnson

Exhibit 7* Non-Incentive Stock Option Agreement dated May 22, 1998 between InfoNow and Michael W. Johnson

Exhibit 8* Non-Incentive Stock Option Agreement dated June 5, 1998 between InfoNow and Michael W. Johnson

Exhibit 9* Non-Incentive Stock Option Agreement dated February 26, 1999 between InfoNow and Michael W. Johnson

Exhibit 10* Non-Incentive Stock Option Agreement dated March 17, 1999 between InfoNow and Michael W. Johnson

Exhibit 11* Non-Statutory Stock Option Agreement dated February 26, 2002 between InfoNow and Michael W. Johnson

Exhibit 12* Non-Statutory Stock Option Agreement dated July 26, 2002 between InfoNow and Michael W. Johnson

Exhibit 13* Non-Statutory Stock Option Agreement dated January 24, 2003 between InfoNow and Michael W. Johnson

Exhibit 14 InfoNow 1999 Stock Option Plan, as restated and subsequently amended through the date hereof (1)

Exhibit 15 InfoNow 1990 Stock Option Plan amended and restated January 23, 1998 (2)

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CUSIP No. 456664309                   13D                    Page 12 of 12 Pages
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Exhibit 16*    Incentive Stock Option Agreement dated September 5, 2003 between
               InfoNow and Michael W. Johnson

Exhibit 17* Incentive Stock Option Agreement dated December 19, 2003 between InfoNow and Michael W. Johnson

Exhibit 18* Stock Trading Plan effective January 1, 2004 between Credit Suisse First Boston and Michael W. Johnson


               *    Previously filed.

               (1) Incorporated by reference to Appendices A and C to InfoNow's preliminary proxy statement filed with the Securities and Exchange Commission on Schedule 14A on March 7, 2003.

               (2) Incorporated by reference to InfoNow's Form S-8 Registration Statement (File No. 333-84271) filed with the Securities and Exchange Commission on August 2, 1999.